SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                          UNITED PETROLEUM CORPORATION
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   911327 50 0
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                                 (CUSIP Number)


                                Mr. Jose P. Bared
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                              5800 N.W. 74th Avenue
                              Miami, Florida 33166
                                 (305) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 12, 1999
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                      (Date of Event Which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box | |

                         (Continued on following pages)

-- -------------------------------------- --------------------------------------
CUSIP No. 911327 50 0                                     13D
-- -------------------------------------- --------------------------------------

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   JOSE P. BARED AND MIRIAM BARED,
                                                 HIS WIFE, AS TENANTS BY THE
                                                 ENTIRETY

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)| |
                                                                         (b)| |
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*                                                       BK
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                         | |
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6    CITIZENSHIP OR PLACE OF ORGANIZATION                                   U.S.
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   NUMBER OF SHARES     7   SOLE VOTING POWER                2,400,000
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
        WITH:           8   SHARED VOTING POWER              0


                        9   SOLE DISPOSITIVE POWER           2,400,000


                        10  SHARED DISPOSITIVE POWER         0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                2,400,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        | |
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     48%
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14   TYPE OF REPORTING PERSON*                                        IN
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* SEE INSTRUCTIONS

1.   SECURITY AND ISSUER.

          This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of United Petroleum Corporation, a Delaware corporation, which has its principal executive offices at 5800 N.W. 74th Avenue, Miami, Florida 33166 (the "Issuer" or the "Company").

2.   IDENTITY AND BACKGROUND.

     (a)

               Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Jose P. Bared and Miriam Bared, his wife (each a "Reporting Person" and together the "Reporting Persons").

     (b) The residence address of the Reporting Persons is 9025 Arvida Drive, Coral Gables, Florida 33156.

     (c) The present principal employment of Jose P. Bared is Chairman of the Board of Directors, Chief Executive Officer and President of the Issuer and of Farm Stores Grocery, Inc., a Delaware corporation, both having an address at 5800 N.W. 74th Avenue, Miami, Florida 33166. The principal business of the Issuer is the operation of walk-in convenience stores and gasoline stations in Florida and car wash, lube centers, convenience stores and gasoline stations in Tennessee and Georgia. The principal business of Farm Stores Grocery, Inc. is the operation of drive-thru specialty grocery stores in Florida. Miriam Bared is unemployed.

     (d) &(e) During the last five (5) years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Reporting Person is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)       The Reporting Persons are U.S. citizens.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The following disclosure is qualified in its entirety by reference to (i) the Second Amended Plan of Reorganization of United Petroleum Corporation (the "Plan") dated July 23, 1999, (ii) the Order dated October 7, 1999 of the United States Bankruptcy Court for the District of Delaware confirming the Plan (the "Confirmation Order"), and (iii) the Agreement and Plan of Merger, dated September 29, 1999 among the Issuer, United Petroleum Group, Inc. ("UPG") and F.S. Convenience Stores, Inc. ("FSCI"), filed as Exhibits 99.1, 99.2, and 99.3 to this Schedule 13D.

     The Reporting Persons received 2,400,000 shares of Common Stock of the Issuer in connection with the merger (the "Merger") of FSCI with and into UPG, a wholly owned subsidiary of the Issuer. The Reporting Persons also received 70,000 shares of Class A 9% preferred stock of the Issuer in connection with the Merger. The Reporting Persons owned all of the issued and outstanding stock of FSCI immediately prior to the Merger. Prior to the Merger, the Issuer, UPG, FSCI, and related entities borrowed an aggregate of $23 million from Hamilton Bank, N.A., secured by their respective assets. FSCI borrowed $17 million of this loan amount and used these proceeds to purchase the interest of its former partner in the walk-in convenience store and gasoline station operations which they conducted in Florida, and to purchase from an affiliate of the same former partner its interest in the walk-in convenience stores without gasoline station operations and a 10% interest in the drive-thru specialty grocery business, both conducted in Florida with an affiliate of FSCI. As a result of the Merger, UPG and its wholly-owned subsidiaries acquired and operate FSCI's walk-in convenience store business, consisting of 90 walk-in convenience stores, 69 of which sell gasoline, and own a 10% interest in Farm Stores Grocery, Inc., which operates 109 drive-thru specialty grocery stores.


4.   PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the Common Stock for investment purposes only. The Reporting Persons intend to hold the Common Stock for investment purposes only.

     In connection with the Merger described in Item 3, the following occurred:

          (i) the Issuer reconstituted its Board of Directors to consist of Mr. Jose P. Bared, Mr. Carlos E. Bared (Mr. Jose P. Bared's son), Mr. Clark K. Hunt, Mr. Stuart J. Chasanoff, and Mr. L. Grant Peeples;

         (ii) All of the issued and outstanding securities of the Company, including all pre-Merger common stock, preferred stock, debentures, options, warrants, and other rights to acquire securities, were canceled. The Issuer issued a total of 5 million shares of Common Stock and a total of 140,000 shares of Class A 9% preferred stock to (i) existing holders of debt and equity securities of the Issuer, and (ii) the Reporting Persons; and

        (iii) The Issuer amended its Certificate of Incorporation to (i) authorize 10 million shares of Common Stock, and 300,000 shares of Class A 9% preferred stock; (ii) prohibit the issuance of non-voting equity securities by the Issuer (as required by the Bankruptcy Code); (iii) opt out of Section 203 of the Delaware General Corporation Law, and (iv) restrict, for a period of two years, purchases and sales of its stock by beneficial owners of 5% or more of the total fair market value of the Issuer's stock.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is 2,400,000 and 48.0%.

     (b) The Reporting Persons have the sole power to vote or to direct the vote and to dispose of or to direct the disposition of all 2,400,000 shares of Common Stock.

     (c)  Not applicable

     (d)  Not applicable

     (e)  Not applicable

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In addition to the contracts and arrangements described above, the Reporting Persons, the Issuer, and Infinity Investors Limited, Fairway Capital Limited and Seacrest Capital Limited, all Nevis, West Indies corporations (the "Infinity Investors"), entered into a Stockholders Agreement dated as of November 12, 1999 (the "Stockholders Agreement"), pursuant to which the Reporting Persons, on the one hand, and the Infinity Investors, on the other hand, agreed to vote their shares in the Issuer so that the Board of Directors consists of two representatives selected by the Reporting Persons, two representatives selected by the Infinity Investors, and an independent director initially designated as L. Grant Peeples. The Stockholders Agreement also provides that the Board can be expanded, and the independent Director changed, by majority vote of the Issuer's stockholders at a duly called meeting of stockholders. The Stockeholders Agreement also contains certain provisions restricting disposition of the Issuer's common stock by the parties to the agreement for a period of two years, and providing for certain registration rights.

7.   MATERIAL TO BE FILED AS EXHIBITS.

                 Exhibit No.            Exhibit

                 99.1 Second Amended Plan of Reorganization of United Petroleum Corporation dated July
                                        23,   1999

                 99.2 Findings of Fact, Conclusions of Law and Order Confirming Amended Plan of Reorganization dated October 7, 1999


                 99.3                   Agreement   and  Plan  of  Merger  dated
                                        September  29, 1999

                 99.4 Loan Agreement dated November 9, 1999 among United Petroleum Corporation, United Petroleum Group, Inc., F.S. Convenience Stores, Inc., et al., as Borrowers, and Hamilton Bank, N.A., as Lender

                 99.5                   Stockholders   Agreement   dated  as  of
                                        November 12, 1999

                                    SIGNATURE


     After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.

Date:  November 23, 1999

                                                 /s/  Jose P. Bared
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                                                 /s/  Miriam Bared
                                                 -------------------------------